SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

MiMedx Group, Inc.

(Name of Registrant as Specified In Its Charter)

Parker H. Petit

David J. Furstenberg

Shawn P. George

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act
Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

DATED JUNE 7, 2019

MiMedx Group, Inc.

__________________________

SUPPLEMENT TO THE PROXY STATEMENT OF THE

MiMedx Shareholder Group

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2019 (the “Definitive Proxy Statement”) and Amendment No. 1 to the Definitive Proxy Statement, filed with the SEC on May 31, 2019 (the “Amendment No. 1 to the Definitive Proxy Statement”, and together with the Definitive Proxy Statement, the “Proxy Statement”) by Parker H. “Pete” Petit, David J. Furstenberg and Shawn P. George (collectively, the “MiMedx Shareholder Group”) in connection with the solicitation of proxies from the shareholders of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Company”) for the 2018 annual meeting of shareholders of the Company (the “Annual Meeting”).

Except as described in this document, the information provided in the Proxy Statement continues to apply and this supplement should be read in conjunction with the Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Proxy Statement. If you need another copy of the Proxy Statement, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090, or banks and brokers may call collect at (203) 972-9300.

Supplemental Disclosures

The Company has disclosed that the Record Date for the Annual Meeting has been fixed as the close of business on May 9, 2019. As of the Record Date, there were 110,753,620 shares of Common Stock outstanding.

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from the Proxy Statement certain disclosure required by applicable law to be included in the Company’s proxy statement in connection with the Annual Meeting.  Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2019 Annual Meeting and for consideration for inclusion in the proxy materials for that meeting. With regards to such disclosure, we refer shareholders to the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 31, 2019.

If you have already voted using the Company’s proxy card, you have every right to change your vote by completing and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” of MiMedx Shareholder Group’s definitive proxy statement, filed with the SEC on May 28, 2019.

We urge you to sign, date and return the WHITE proxy card “FOR ALL” three of our Nominees to the Board, “FOR” Proposal 2 and “FOR” Proposal 3.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 210

Darien, CT 06820

Banks and Brokers Call Collect: (203) 972-9300

All Others Call Toll-Free: (877) 972-0090

info@investor-com.com